June 15, 2007

Via Fax and Edgar

Mr. Patrick Gilmore
U.S. Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington, DC 20549

Re:	Take-Two Interactive Software, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended October 31, 2006
Filed on February 28, 2007
File No. 000-29230

Dear Mr. Gilmore:

We are in receipt of the Staff’s comment letter dated May 30, 2007 and we are in the process of preparing a response. As we agreed in our discussion yesterday (June 14, 2007), the Company currently anticipates responding to the comment letter on or before June 29, 2007.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to call me at 646-536-3008.

Sincerely,

/s/ Daniel P. Emerson
Daniel P. Emerson
Vice President and
Associate General Counsel